Riverview Bancorp, Inc.
             Stock Ownership Guide and Stock Order Form Instructions

Stock Ownership Guide

Individual - The Stock is to be registered in an individual's name only, You man not list beneficiaries for this ownership

Joint Tenants - Joint tenants with rights of survivorship identifies two or more owners. When stock is held by joint tenants with rights of survivorship, ownership automatically passes to the surviving joint tenant(s) upon the death of any joint tenant. You may not list beneficiaries for this ownership.

Tenants in Common - Tenants in common may also identify two or more owners. When stock is to be held by tenants in common, upon the death of one co-tenant, ownership of the stock will be held by the surviving co-tenant(s) and by the heirs of the deceased co-tenant. All parties must agree to the transfer or sale of shares held by tenants in common. You may not list beneficiaries for this ownership.

Uniform Gift to Minors - For residents of many states, stock may by held in the name of a custodian for the benefit of a minor under the Uniform Gift to Minors Act. For residents in other states, stock may be held in a similar type of ownership under the Uniform Transfer to Minors Act of the individual state. For either ownership, the minor is the actual owner of the stock with the adult custodian being responsible for the investment until the child reaches legal age.


Corporation/Partnership - Corporation/Partnerships may purchase stock. Please provide the Corporation/Partnership's legal name and Tax I.D. To have depositor rights, the Corporation/Partnership must have an account in the legal name. Please contact the Stock Information Center to verify depositor rights and purchase limitations.

Individual  Retirement  Account - Individual  Retirement Account ("IRA") holders
may  make  stock   purchases   from  their   deposits   through  a   prearranged
"trustee-to-trustee" transfer

Fiduciary/Trust - Generally, fiduciary relationships (such as Trusts, Estates, Guardianships, etc.) are established under a form of trust agreement or pursuant to a court order. Without legal document establishing a fiduciary relationship, your stock may not be registered in a fiduciary capacity.

Stock Order Form Instructions

Item 1 and 2 - Fill in the number of shares that you wish to purchase and the total payment due. The amount due is determined by multiplying the number of shares ordered bye subscription price of $10.00 per share. The minimum purchase is 25 shares. The maximum individual subscription, when combined with exchange shares, is xx,xxx shares in the Subscription and Direct Community Offerings.

Riverview Bancorp, Inc. reserves the right to reject the subscription of any order received in the Direct Community Offering, if any, in whole or in part.

Item 3 - Payment for shares may be made in cash (only if delivered by you in person), by check, bank draft or money order payable to Riverview Bancorp, Inc. DO NOT MAIL CASH. Your funds will earn interest at Riverview Saving's current passbook rate of x.xx%.

Item 4 - To pay by withdrawal